SCHEDULE 13D/A
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                         TRIANGLE PHARMACEUTICALS, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89589H104
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 16, 2003
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    89589H 10 4          SCHEDULE 13D
             -----------
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 (1)   Names of Reporting Persons.
       I.R.S. Identification

       Warburg Pincus Private Equity VIII, L.P.              I.R.S.  #13-4161869
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 (2)   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                        (b) [X]
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 (3)   SEC Use Only
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 (4)   Source of Funds*
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization
       Delaware
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      NUMBER OF           (7)  Sole Voting Power
        SHARES                 -0-
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           (8)  Shared Voting Power
    EACH REPORTING             -0-
     PERSON WITH:       --------------------------------------------------------
                           (9) Sole Dispositive Power
                               -0-
                        --------------------------------------------------------
                          (10) Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-
--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                             [ ]
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       0.0%
--------------------------------------------------------------------------------

(14)   Type of Reporting Person*
       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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


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CUSIP No.    89589H 10 4          SCHEDULE 13D
             -----------
--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Warburg, Pincus & Co.                                 I.R.S.  #13-6358475
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 (3)   SEC Use Only
--------------------------------------------------------------------------------
 (4)   Source of Funds*
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization
       New York
--------------------------------------------------------------------------------
      NUMBER OF           (7)  Sole Voting Power
        SHARES                 -0-
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           (8)  Shared Voting Power
    EACH REPORTING             -0-
     PERSON WITH:       --------------------------------------------------------
                           (9) Sole Dispositive Power
                               -0-
                        --------------------------------------------------------
                          (10) Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-
--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                             [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
       0.0%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person*
       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.    89589H 10 4          SCHEDULE 13D
             -----------
--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Warburg Pincus LLC                                    I.R.S.  #13-3536050
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds*
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization
       New York
--------------------------------------------------------------------------------
      NUMBER OF           (7)  Sole Voting Power
        SHARES                 -0-
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           (8)  Shared Voting Power
    EACH REPORTING             -0-
     PERSON WITH:       --------------------------------------------------------
                           (9) Sole Dispositive Power
                               -0-
                        --------------------------------------------------------
                          (10) Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-
--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                             [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
       0.0%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person*
       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D originally filed on September 4, 2001 (the "Original Schedule 13D") as amended and supplemented on October 10, 2001 by Amendment No. 1 and on December 6, 2002 by Amendment No. 2 (the Amendments, together with the Original Schedule 13D, are collectively referred to as the "Schedule 13D") and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Triangle Pharmaceuticals. Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     WP VIII tendered all of the 23,384,887 shares (the "Shares") of Common Stock beneficially owned by it in response to the Tender Offer. The Tender Offer expired at midnight, New York City time, on January 15, 2003 and Simbolo accepted the Shares for payment on January 16, 2003. As a result, the Reporting Persons are no longer the beneficial owners of any shares of the Common Stock.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended by the addition of the following information:

     WP VIII disposed of all 23,384,887 of the Shares upon its acceptance for payment by Simbolo pursuant to the Tender Offer on January 16, 2003 for the Tender Offer price of $6.00 per share, net to WP VIII in cash.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2003            WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                          By:  /s/ Scott A. Arenare
                                               --------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner

Dated:  January 23, 2003            WARBURG PINCUS & CO.

                                    By:  /s/ Scott A. Arenare
                                         ---------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Partner

Dated:  January 23, 2003            WARBURG PINCUS LLC

                                    By:  /s/ Scott A. Arenare
                                         ---------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Managing Director